Capital One Financial Corporation
1680 Capital One Drive
McLean, Virginia 22102-3491

June 30, 2010

Mr. Amit Pande,
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street N.W.
Washington, D.C. 20549

Re:	Capital One Financial Corporation
Comments on Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 25, 2010
Comments on Form 10-Q for Fiscal Quarter Ended March 31, 2010
File No. 001-1330

Dear Mr. Spitz:

We are responding to your letter dated June 24, 2010, with respect to the above-referenced filings. We note that next week includes the Fourth of July holiday, and that we are also completing our regular quarter-end processes.  Pursuant to your telephone conversation with Bradley Rebel on June 30, 2010, Capital One Financial Corporation ("Capital One") hereby confirms its expectation that, on or about July 30, 2010, it will provide the Staff of the Division of Corporation Finance with Capital One’s responses to the Staff’s comments.

If you have any questions or comments with regard to these responses or other matters, please call Bradley Rebel at 804-284-8981

Sincerely,

/s/ F. Aubrey Thacker
F. Aubrey Thacker
Senior Vice President
Chief Accounting Officer

cc:	Gary L. Perlin, Chief Financial Officer
John G. Finneran, General Counsel and Corporate Secretary